

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail
Dr. Geoffrey Guy
Executive Chairman
GW Pharmaceuticals plc
Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom

     Re: GW Pharmaceuticals plc
              Confidential Draft Registration Statement on Form F-1
              Submitted December 14, 2012
              CIK No. 0001351288

Dear Dr. Guy:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that your registration statement is currently incomplete, with material terms that have yet to be included and numerous exhibits that are to be filed by amendment. Please be advised that prior to submitting a request for acceleration your filing must be in its final form.

2. We further note that you have submitted an application for confidential treatment relating to certain of your exhibits. Please be advised that we will be performing a separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

Prospectus Summary
Overview, page 1

3. Please indicate here, and wherever applicable in your Business discussion, whether you have filed an Investigational New Drug Application (IND) for any of Sativex, GWP42004, or GWP42003 with the FDA. Please also state whether the clinical trials you have performed or intend to perform for these product candidates have been or will be performed in the United States.

4. Please disclose here, and wherever appropriate in your Business discussion, the reason(s) you opted to focus on developing Sativex for the United States market as a treatment for cancer pain as opposed to a treatment for MS spasticity, for which it has already received marketing approval in numerous countries.

5. You cite to your "market research" when asserting that a large percentage of cancer patients treated with opioids experience significant pain. Please state whether this research was proprietary or whether it was conducted by a third-party and acquired by you. If the latter, please identify the third-party researcher.

Our Proprietary Cannabinoid Product Platform, page 4

6. We note your statement that the White House Office of National Drug Control Policy and the U.S. Senate Caucus on International Narcotics Control have "publicly expressed support for the development of cannabis-based therapeutics." Here, and wherever else applicable, please cite to the sources of these purported expressions of "support" and consider amending your disclosure to include the relevant statements issued by both the White House and the Senate Caucus.

Risk Factors, page 5

7. Please include in this summary the following material risks:

- the expense and length of the ongoing clinical trials Sativex and your other product candidates must undergo;

- even if approved, Sativex and your other product candidates will be subject to stringent U.S. controlled substance laws and regulations;

- the likelihood that your investors will experience dilution as a result of this offering; and

- as a foreign private issuer, you will be exempt from a number of rules promulgated under U.S. securities laws and will not be subject to certain of Nasdaq's corporate governance regulations.

Implications of Being an Emerging Growth Company, page 6

8. You state here and on page 67 that your election to opt out of the provisions of the JOBS Act is irrevocable. Please note that only the decision to opt out of the adoption of new or revised accounting standards until such time as private companies would be required to comply is irrevocable. Please amend your registration statement accordingly.

The Offering, page 7

9. You state that you "will" receive all required approvals from your ordinary shareholders prior to the completion of this offering. Please either disclose how you are certain that you will receive this percentage of the shareholder vote in advance or amend your registration statement to state that you "expect to" receive this vote.

Risk Factors

"Product recalls or inventory losses caused by unforeseen events, cold chain interruptions and testing difficulties may adversely affect our operating results and financial conditions," page 14

10. Please include in this risk factor one or more examples of product defects you have identified either during production or after release, if any.

"We have significant and increasing liquidity needs and may require additional finding," page 15

11. Please include in this risk factor an estimate of your operating expenses over the next two fiscal years.

"If product liability lawsuits are successfully brought against us, we will incur substantial liabilities . . .," page 16

12. Please provide examples of any product liability claims that are either pending against you or that you have settled, if any.

"We depend upon our key personnel and our ability to attract and retain employees," page 16

13. Please include examples of the key employees whose departure you believe may create a material adverse effect.

"We depend substantially on the commercial expertise of our collaboration partners," page 19

14. Please identify both here and on page 89 of your Business discussion the collaborators that have the right to terminate their agreements with you without cause.

"Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates . . .," page 22

    15. Please include in this risk factor examples of instances where you have voluntarily suspended or terminated your clinical trials, if any, as well as examples of instances where regulators have recommended that you discontinue your clinical trials or cease using investigators, if any.

"Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Sativex and our product candidates," page 26

    16. Please include in this risk factor examples of laws in nations where you wish to market your products that could make it difficult for you to obtain marketing approval.

"As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies," page 34

    17. Rather than including the term "among other things," please ensure that you discuss all material corporate governance matters affected by NASDAQ rules and make clear which you intend to rely upon.

 "We will incur significant increased costs as a result of operating as a company whose shares are publicly traded in the United States . . .," page 35

    18. Please include in this risk factor an estimate of the costs you will incur as a result of this offering and your approximate annual compliance costs.

Use of Proceeds, page 41

    19. Please expand the bulleted presentation to:

- indicate the approximate dollar amount allocated to each type of expenditure;

- provide more information about the specific nature of the proposed expenditure; and

- indicate the stage of product development you anticipate to achieve as a result of such expenditures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Important Financial and Operating Terms and Concepts
Taxation, page 52

20. Please revise your disclosure to clarify what research and development expenditures are "eligible" for the cash rebate. Specifically indicate whether expenditures reimbursed by your collaborative partners are eligible for the rebate.

Results of Operations
Comparison of Years Ended September 30, 2012 and 2011
Research and development expenditure, page 56

21. Regarding your development pipeline activities, please revise your disclosure to include the following for each of your research and development projects:
   • The costs incurred during each period presented and to date;
   • The nature of efforts and steps necessary to complete the project;
   • The risks and uncertainties associated with completing development;
   • The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
   • Where a future milestone such as completion of a development phase, date of filing with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

   If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Tax, page 57

22. Please revise your disclosure to clarify how the restructuring of your operations resulted in a 464% increase in available tax losses arising from your research activities. Specifically indicate how your "restructuring" is consistent with your disclosure in Note 10 on page F-24 that appears to indicate that the increase is a result of you recording the fiscal 2012 and 2011 tax credits in fiscal 2012 because you can now make reasonable estimates of your research and development tax credits.

Business
Our Proprietary Cannabinoid Product Platform, page 72

23. In your discussion of your product platform, please state expressly whether the research you have performed and the discoveries you have made either independently or in collaboration with any of the individuals or entities you list on page 75 into plant-based cannabinoids provides conclusive evidence that CBD and THC have the medicinal properties you attribute to them. Further, please state whether conclusive evidence exists

as to whether CBD has no intoxicating effects and that it may mitigate some of the psychoactive side effects of THC. If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of either obtaining marketing approval for Sativex in the United States for the treatment of cancer pain or MS spasticity, or developing GWP42004, GWP42003, or any of your pre-clinical product candidates. To the extent appropriate, any such controversies should also be addressed in your prospectus summary and in an independent risk factor.

24. We note your discussion of your scientific collaborators on page 75. Please state whether you have entered into collaboration agreements with any of these individuals or entities and, if so, whether or not you believe any or several of them are material. If any of them are material, you should file them as exhibits and disclose their terms in this discussion. If you believe none of these agreements are material, you should provide us with the basis for this belief and include a statement in your disclosure to that effect.

Our Strategic Alliances and Collaborations, page 89

25. We note your statement that your collaboration agreements typically have a 15-year initial term. Please disclose the duration of those agreements that have a different initial term.

26. For those collaboration agreements where you are entitled to receive royalty payments, please include in your disclosure a range of those payments, e.g. "high single-digits," ""low double-digits," "teens," "twenties," etc.

Sativex in the United States, page 89

27. Please disaggregate the total milestones payments of $273 million into meaningful categories such as development, regulatory, and/or commercial milestones. In addition, please disclose the nature of the underlying events which trigger the milestone payments.

Sativex in Asia, the Middle East and Africa
Novartis Pharma AG, page 89

28. Please disaggregate the total milestones payments of $28.8 million into regulatory and commercial milestones.

Neopharm Group, page 89

29. Please disclose the financial terms of this collaboration agreement and how much has been received to date.

Sativex in the European Union
Almirall S.A., page 90

30. Please disaggregate the total milestones payments of £19.8 million into development, regulatory and commercial milestones.

Bayer Healthcare AG, page 90

31. Please disaggregate the total milestones payments of £9.0 million into development, regulatory and commercial milestones.

Principal Shareholders, page 128

32. Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States.

Description of Share Capital, page 130

33. It is not sufficient to merely reference the Companies Act, provisions of your articles of association, special rights or certain circumstances when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, please revise your disclosure throughout to reduce your reliance on the term "subject to" because it implies additional rights, privileges, or restrictions that are not explained in your descriptions. We note that in several instances your disclosure here should be reconciled and made consistent with your disclosure under "Differences in Corporate Law." We note also the following:

  • Your disclosure under this heading should be complete. Therefore, please revise your introductory paragraph under "Key Provisions of Our Articles of Association" to remove any contrary implication; and

  • That you should include discussion of any procedures and timelines by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees as referenced under "Restrictions on voting where sums overdue on shares on page 131.

Description of American Depositary Shares
Issuance of ADSs upon Deposit of Shares, page 149

34. Please delete or revise your disclosure in the third and fourth paragraphs under this heading since they seem more appropriate for an opinion of counsel rather than disclosure of ADSs that may be purchased in this offering.

Voting Rights, page 150

35. Please make clear, if true, that the timelines associated with notices of meetings and shareholder voting, including whether notice that may be provided to ADR holders, are the same as the timelines under "Notice of General Meetings" on page 139.

Underwriting
Lock-Up Agreements, page 166

36. Please file a form of the lock-up agreement as an exhibit to your registration statement.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Basis of Consolidation, page F-7

37. In the last paragraph on page F-7 you indicate that you account for acquisitions under the purchase method. As IFRS 3 requires business combination to be accounted for under the acquisition method, please revise your disclosure to clarify why you apply the purchase method. If your only business combinations took place under the purchase method prior to the adoption of IFRS 3 (revised 2008), please revise your disclosure to clarify when you adopted the acquisition method and disclose the general differences between the purchase method and the acquisition method.

38. In the first paragraph on page F-8 you disclose your policy regarding non-controlling interests in subsidiaries yet based on the disclosure in Note 27 on page F-41 all your subsidiaries appear to be 100% owned. Please revise your disclosure to clarify how the accounting for non-controlling interests is applicable or clarify that you will account for any future non-controlling interest under the policy you disclose.

Revenue
Product Sales, page F-9

39. Please disclose when the transfer of ownership and control of goods to the buyer takes place (e.g. upon delivery or receipt).

Development and Approval Milestone Fees, page F-10

40. Given the inherent uncertain nature of clinical outcomes and regulatory approvals, please tell us how you are able to assume that all stages related to your milestones will be completed successfully, therefore recognizing revenue based on a percentage of completion methodology. In addition, please elaborate on why it is appropriate to include milestones "reasonably certain to be received" in your determination of the maximum amount of revenue to be recognized prior to when those milestones are actual achieved. Reference for us the authoritative literature you rely upon to support your accounting.

Share-based Payment, page F-13

41. It appears from your disclosure in Note 21 on pages F-35 and F-36 that your Long Term Incentive Plan awards to Executive Directors contain market conditions as contemplated in paragraph 21 of IFRS 2. Please revise your policy disclosure to specifically clarify how you take market conditions into account in measuring the fair value of such awards.

26. Related Party Transactions
Other Related Party Transactions, page F-40

42. You disclose that the Remuneration Committee permitted David Kirk to retain both vested and unvested share options pursuant to the "Good Leaver" provisions of your share option schemes. It appears that absent this decision, these awards would have cancelled within a specified period from retirement before their stated expiry dates. Please tell us how the existence of the apparently discretionary "Good Leaver" provisions impacts your accounting for share-based payments and reference for us the authoritative literature you rely upon to support your accounting. In your response clarify whether the existence of these provisions impacts your estimate of awards expected to vest, the fair value of awards or represents a modification of the individual award because the extension of the exercise period is discretionary.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Edward S. Best
        David S. Bakst
        Mayer Brown LLP
        1675 Broadway
        New York, NY 10019

        Jonathan L. Kravetz
        David T. Kajunski
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111